SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

PROLOR BIOTECH, INC.
(Name of Issuer)

common stock, par value $0.00001 per share
(Title of Class of Securities)

607826104
(CUSIP Number)

Shai Novik
3 Sapir Street
Weizmann Science Park
Nes-Ziona, Israel 74140
Telephone: (866) 644-7811
(Name, address and telephone number of person
authorized to receive notices and communications)

May 20, 2010
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

1	NAME OF REPORTING PERSONS Phillip Frost, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	25,000(1)
	8	SHARED VOTING POWER	11,740,749 (2)
	9	SOLE DISPOSITIVE POWER	25,000(1)
	10	SHARED DISPOSITIVE POWER	11,740,749 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,765,749 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.99%
14	TYPE OF REPORTING PERSON IN

(1)	Includes options to purchase 25,000 shares of common stock.
(2)
Includes (i) 11,474,083 shares of common stock and (ii) currently exercisable warrants to acquire 266,666 shares of common stock, all of which are held by Frost Gamma Investments Trust.  Dr. Phillip Frost is the trustee, and Frost Gamma Limited Partnership is the sole and exclusive beneficiary of Frost Gamma Investments Trust.  Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation.  Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.

1	NAME OF REPORTING PERSONS Frost Gamma Investments Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-
	8	SHARED VOTING POWER	11,740,749 (1)
	9	SOLE DISPOSITIVE POWER	-0-
	10	SHARED DISPOSITIVE POWER	11,740,749 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,740,749 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.96%
14	TYPE OF REPORTING PERSON OO

(1)
Frost Gamma Investments Trust holds (i) 11,474,083 shares of common stock and (ii) currently exercisable warrants to acquire 266,666 shares of common stock.  Dr. Phillip Frost is the trustee, and Frost Gamma Limited Partnership is the sole and exclusive beneficiary of Frost Gamma Investments Trust.  Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation.  Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.

ITEM 1.  Security and Issuer

This Amendment No. 7 to Schedule 13D (this “Amendment”) amends certain Items of the Schedule 13D filed with the Securities and Exchange Commission on June 21, 2007, as amended on April 7, 2008, August 22, 2008, November 12, 2008, February 10, 2009, March 6, 2009 and August 3, 2009 by furnishing the information set forth below.  Except as set forth below, all previous Items are unchanged.

This Amendment is filed by Phillip Frost, M.D. (“Dr. Frost”) and Frost Gamma Investments Trust (the “Gamma Trust” and, together with Dr. Frost, the “Reporting Persons”) with respect to the common stock, par value $0.00001 per share, of PROLOR Biotech, Inc, a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 3 Sapir Street, Weizmann Science Park, Nes-Ziona, Israel 74140.

ITEM 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

Effective May 20, 2010, the Reporting Persons’ 632,000 shares of the Issuer’s Series A Convertible Preferred Stock and 825,000 shares of the Issuer’s Series B Convertible Preferred Stock were converted into 4,948,417 shares of the Issuer’s common stock (the “Conversion”).  No additional consideration was payable by the Reporting Persons upon the Conversion.

ITEM 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

The Issuer’s common stock acquired by the Reporting Persons pursuant to the Conversion have been acquired for investment purposes.  The Reporting Persons have no present plan or proposal that relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

ITEM 5. Interest in Securities of the Issuer.

Item 5 is hereby amended in its entirety to read as follows:

Following the Conversion described in Item 3 of this Amendment and the subsequent open market sale of 10,000 shares of common stock on October 20, 2010, the Reporting Persons’ beneficial ownership of the Issuer’s common stock is as set forth in the table below:

Name and Title of Beneficial Owner	Number of Outstanding Shares Beneficially Owned	Percentage of Outstanding Shares of Common Stock(1)
Phillip Frost, M.D.	11,765,749(2)	21.99%

Frost Gamma Investments Trust	11,740,749(3)	21.96%
______________

(1)           Percentage based upon 53,209,685 shares of common stock outstanding as of August 5, 2010 plus those shares of common stock deemed outstanding in accordance with Rule 13(d)-3(d)(1) under the Securities Exchange Act of 1934, as amended.

(2)           Includes (i) 11,474,083 shares of common stock and (ii) currently exercisable warrants to acquire 266,666 shares of common stock, all of which are held by the Gamma Trust.  Dr. Phillip Frost is the trustee, and Frost Gamma Limited Partnership is the sole and exclusive beneficiary of the Gamma Trust.  Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation.  Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.  Additionally includes options to purchase 25,000 shares of common stock that are held directly by Dr. Frost.

(3)           Includes (i) 11,474,083 shares of common stock and (ii) currently exercisable warrants to acquire 266,666 shares of common stock.

Items 7-10, inclusive, set forth on each cover page to this Amendment are hereby incorporated by reference in this Item 5.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

This Item 6 remains unchanged from the Reporting Persons’ prior filings on Schedule 13D in respect of the Issuer’s common stock.

ITEM 7. Material to be Filed as Exhibits

Exhibit Number	Description

99.1	Joint Filing Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 29, 2010	/s/	Phillip Frost, M.D.
Phillip Frost, M.D.

Dated: October 29, 2010	FROST GAMMA INVESTMENTS TRUST

	By:	/s/ Phillip Frost, M.D.
Phillip Frost, M.D. Trustee

EXHIBIT INDEX

Exhibit Number	Description
99.1	Joint Filing Agreement.